April 21, 2025

Brandon Lutnick
Chief Executive Officer
Cantor Equity Partners III, Inc.
110 East 59th Street
New York, NY 10022

        Re: Cantor Equity Partners III, Inc.
            Amendment No.2 to
            Draft Registration Statement on Form S-1
            Submitted April 11, 2025
            CIK No. 0002034268
Dear Brandon Lutnick:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 6, 2025 letter.

Draft Registration Statement on Form S-1
Cover page

1. We note your disclosure regarding the maintenance of a 20% interest of the founder shares in the event of an increase or decrease in the size of the offering. Please also state whether the issuance of additional shares to maintain this interest may result in a material dilution of the purchasers' equity interests, here and elsewhere in the prospectus where similar disclosure appears. See Items 1602(a)(3) and 1602(b)(6) of
       Regulation S-K.
 April 21, 2025
Page 2

       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Stuart Neuhauser